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                             January 31, 2024

       Kimberlee Drapkin
       Chief Executive Officer
       Graphite Bio, Inc.
       611 Gateway Blvd, Suite 120
       South San Francisco, CA 94080

                                                        Re: Graphite Bio, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed January 18,
2024
                                                            File No. 333-275919

       Dear Kimberlee Drapkin:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 4, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       The Merger
       Background of the Merger, page 133

   1. We note your response to our prior comment 13 and reissue. You state on page 153 that
                                                        "the manner by which
Graphite   s stockholders would receive value in respect of potential near-term (within 12-18
months) revenue received under the LOA and the APA and a cost sharing arrangement
between Graphite and LENZ regarding the expenses of Graphite's
                                                        2023 fiscal year audit,
which the parties ultimately agreed would be provided through an increase of $1.5
million in the enterprise valuation of Graphite and obviated a need for a post-closing CVR
agreement." Please revise your disclosure to clarify how the increase of
                                                        $1.5 million was
determined and agreed upon. In your disclosure in this section please include negotiations
relating to this term, including any proposals and counter-proposals and explain how you
reached agreement on the final increase or otherwise advise.
 Kimberlee Drapkin
FirstName  LastNameKimberlee  Drapkin
Graphite Bio, Inc.
Comapany
January 31,NameGraphite
            2024        Bio, Inc.
January
Page 2 31, 2024 Page 2
FirstName LastName
2. We note your response to our prior comments 14 and 15 and reissue in part. Please revise your disclosure to discuss how the material terms were negotiated and agreed upon for each of your agreements related to your legacy assets. In addition, please revise your disclosure to describe in greater detail the specific "outreach efforts" conducted prior to entering into the agreements or otherwise advise.
Certain Unaudited Prospective Financial Information, page 162

3. We note that you included projections for the quarter ended December 31, 2023. Please
         revise to clarify whether Lenz Therapeutics, Inc.   s actual results
for the quarter ended
         December 31, 2023 were in line with your projections or otherwise advise. In addition, please revise to clarify whether you still believe that the projections, and the fairness opinion that partially relies on those projections, are reasonable. Graphite's Management's Discussion and Analysis of Financial Condition and Results of
Operations
License and Option to Acquire Nula-Cel Assets, page 346

4. We note your response to prior comment 24 and are unable to concur with your analysis that the license and option agreement is not a material contract under Item
         601(b)(10). Please revise your disclosure to describe the material terms of the license an option agreement as amended and file the agreements as exhibits pursuant to Item
         601(b)(10) of Regulation S-K.
5. You state that "[a]s of December 31, 2023, Kamau has not achieved the financial milestones and does not have the right to exercise the option." Please identify the financial milestones that need to be achieved by Kamau and any dates such milestones need to be met by or otherwise.
Sale of Non-Genotoxic Targeted Conditioning Technology Assets, page 346

6. We note your response to prior comment 25 and are unable to concur with your analysis that the APA is not a material contract under Item 601(b)(10). Please revise your disclosure to describe the material terms of the APA and file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. In addition, please revise your disclosure to disclose the royalty rate or range that does not exceed a ten point range.
General

7. We note your response to prior comment 28. We do not agree with the analysis and conclusion set forth in your response letter. We note your disclosure on page 33 and
         elsewhere that,    Graphite currently has no ongoing programs   in
February 2023
         announced that it was discontinuing its development of nula-cel. In August 2023, Graphite entered into an agreement pursuant to which Graphite granted a third party rights to
         acquire Graphite   s technology and intellectual property related to
its nula-cel program and
         related pre-clinical platform assets, and a separate agreement pursuant to which Graphite
 Kimberlee Drapkin
Graphite Bio, Inc.
January 31, 2024
Page 3
      transferred to a third party its rights to its pre-clinical non-genotoxic conditioning program. Following these transactions, Graphite had no remaining ongoing development
      programs.    Please refer to footnote 943 of the Special Purpose
Acquisition Companies,
      Shell Companies, and Projection adopting release (Release Nos. 33-11265; 34-99418; IC-
      35096), available at
https://www.sec.gov/files/rules/final/2024/33-11265.pdf.
       Please contact Eric Atallah at 202-551-3663 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342 with any other questions.



                                                         Sincerely,
FirstName LastNameKimberlee Drapkin
                                                         Division of
Corporation Finance
Comapany NameGraphite Bio, Inc.
                                                         Office of Life
Sciences
January 31, 2024 Page 3
cc:       Andrew Goodman, Esq.
FirstName LastName